yw

SEC
Mail Processing
Section

APR 0 1 2019

Washington DC
408



19007474

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-43828

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/18 ___ AND ENDING 01/31/19

_____ MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EarlyBirdCapital, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One Hungtinton Quadrangle, Suite 4C18
_____
(No. and Street)

Melville _____ NY _____ 11747 _____
(City) _____ (State) _____ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eileen Moore _____ (631) 770-0608 _____
_____ (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
_____
(Name – *if individual, state last, first, middle name*)

805 Third Avenue _____ New York _____ NY _____ 10022 ____
(Address) _____ (City) _____ (State) _____ (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Eileen Moore _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EarlyBirdCapital, Inc. _____, as of January 31 _____, 20_19_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_____

_____

Eileen Moore (signature)
Signature

Chief Financial Officer
Title

Coleen McGlynn (signature)
Notary Public

COLEEN MCGLYNN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6210748
Qualified In Queens County
My Commission Expires ~~August 31, 2017~~ October 5, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Financial Statements and Schedules
January 31, 2019
(With Independent Auditor's Report Thereon
and Supplemental Report on Internal Control)



EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Financial Statements and Schedules
January 31, 2019
(With Independent Auditor's Report Thereon
and Supplemental Report on Internal Control)

Table of Contents



805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
EarlyBirdCapital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EarlyBirdCapital, Inc. (the "Company"), as of January 31, 2019, and the related statements of operations, changes in liabilities and subordinated claims of general creditors, changes in stockholder's equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2019 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2013.

New York, NY
March 27, 2019

SEC
Mail Processing
Section

APR 0 1 2019

Washington DC
408

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Financial Condition
January 31, 2019

Assets

Cash and cash equivalents	$	25,835,813
Certificates of deposit		808,115
Restricted cash - clearing account		503,632
Clearing firm receivable		3,694
Investments		7,341,796
Property and equipment, net		54,776
Due from parent		1,427,156
Other assets		168,336
Total assets	$	36,143,318

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	3,008,167
Commissions payable		15,073
Deferred expenses		56,000
Deferred rent		80,507
Subordinated loans - related parties		2,900,000
Total liabilities		6,059,747

Stockholder's equity:

Common stock, no par value, 1,500 shares authorized 500 shares issued and outstanding		18,849,691
Retained earnings		11,233,880
Total stockholder's equity		30,083,571
Total liabilities and stockholder's equity	$	36,143,318

See accompanying notes to financial statements

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Operations
Year ended January 31, 2019

Revenue:

Commissions	$ 176,505
Investment banking and underwriting	23,294,762
Syndicate commissions	13,671,296
Net realized gain on the sale of marketable securities	1,481,128
Net unrealized loss on marketable securities	(1,478,255)
Interest and dividends	270,703
Total revenue	37,416,139

Expenses:

Compensation - salaries and benefits	2,713,563
Compensation - bonuses	12,880,138
Compensation - commissions	5,158,985
Syndicate and underwriting expense	3,989,051
Clearing and floor brokerage	176,037
Occupancy and equipment	546,609
Communications	186,597
Professional fees	1,068,670
Depreciation	19,051
Bad debt	883,030
Interest	835,423
Other general and administrative	1,196,876
Total expenses	29,654,030

Net income before income taxes	7,762,109
Income tax expense	(2,198,000)
Net income	$ 5,564,109

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Changes in Stockholder's Equity
Year ended January 31, 2019

	Common Stock (no par value)	Retained Earnings	Stockholder's Equity
Balance at February 1, 2018	$ 18,849,691	$ 5,669,771	$ 24,519,462
Net income	–	5,564,109	5,564,109
Balance at January 31, 2019	$ 18,849,691	$ 11,233,880	$ 30,083,571

See accompanying notes to financial statements

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year ended January 31, 2019

	Total Subordinated Loans
Balance at February 1, 2018	$ 2,900,000
Proceeds	58,100,000
Repayments	(58,100,000)
Balance at January 31, 2019	$ 2,900,000

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Cash Flows
Year ended January 31, 2019

Cash flows from operating activities:

Net income	$	5,564,109
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		19,051
Accretion of interest income		(38,376)
(Increase) decrease in operating assets:		
Clearing firm receivable		2,314,052
Investments		(843,969)
Due from parent		(1,427,156)
Other assets		(5,451)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		686,798
Commissions payable		(216,083)
Deferred expenses		43,500
Deferred rent		(19,819)
Net cash provided by operating activities		6,076,656

Cash flows from investing activities:

Purchase of property and equipment		(25,945)
Certificates of deposit		(3,015)
Net cash used in investing activities		(28,960)

Cash flows from financing activities:

Proceeds from subordinated loans		58,100,000
Repayments of subordinated loans		(58,100,000)
Net cash used in financing activities		–
Net increase in cash and cash equivalents and restricted cash		6,047,696
Cash and cash equivalents at beginning of year		19,790,109
Restricted cash at beginning of year		501,640
Cash and cash equivalents and restricted cash at beginning of year		20,291,749
Cash and cash equivalents at end of year		25,835,813
Restricted cash at end of year		503,632
Cash and cash equivalents and restricted cash at end of year	$	26,339,445

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	864,948
Income taxes	$	–

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Notes to Financial Statements
Year Ended January 31, 2019

1. Organization

EarlyBirdCapital, Inc. (the "Company"), is a wholly owned subsidiary of EBC Holdings, Inc. (the "Parent") which, in turn is a 80.4% owned subsidiary of Firebrand Financial Group, Inc. ("FFGI"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary activities include the origination, underwriting and distribution of equity securities for early stage, emerging growth companies to investors in public and private offerings, as well as the generation of commission income from the securities brokerage business.

All customer accounts are cleared through and carried with Wedbush Securities, Inc., on a fully disclosed basis.

2. Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

The Company maintains a cash account required by the brokerage clearing company utilized by the Company. This amount is classified as restricted cash – clearing account, on the accompanying financial statements.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

Effective June 1, 2008, the Company adopted the guidance for assets and liabilities measured at fair value on a recurring basis. The guidance establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

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The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, the guidance requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The fair values of financial assets of the Company were determined using the following categories at January 31, 2019:

	Quoted prices in active markets (Level 1)	Observable market based inputs (Level 2)	Value at January 31, 2019
Corporate stocks	$ 387,757	$ 1,823,542	$ 2,211,299
U.S. treasury notes	3,994,800	–	3,994,800
Warrants and UPOs	–	1,135,697	1,135,697
Total Investments	4,382,557	2,959,239	7,341,796
Cash equivalents	19,900,015	–	19,900,015
Total	$ 24,282,572	$ 2,959,239	$ 27,241,811

Cash and cash equivalents of approximately $25,835,813 include money market securities of $19,900,015 that are considered to be highly liquid and easily tradable as of January 31, 2019. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy.

Level 2 investments represent restricted marketable securities which are valued based upon quoted market prices of identical unrestricted securities. The Company values such securities at a) cost, which is adjusted if the market value of the identical security declines; b) market value of the identical security, discounted to account for the restriction, or; c) undiscounted market value of the identical security.

(d) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment banking income includes fees earned for financial advisory, underwriting and placement services. Financial advisory fees are earned throughout the term of the financial advisory agreement.

Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable. M&A fees are recognized upon the consummation of a business combination. Equities and options received are worthless until consummation of the business combination. Selling concessions from initial public offerings are included in syndicate commissions.

For its underwriting services and M&A fees, the Company believes that the revenue is fully constrained until the success of the initial public offering or consummation of the underlying business combination. At this time, the Company satisfies its performance obligations and recognizes the revenue.

The Company may receive equity instruments which include stock purchase warrants and common and preferred stock from companies as part of its compensation for investment-banking services that are classified as investments on the balance sheet, if still held at the financial reporting date. These instruments are stated at fair value in accordance with the guidance for "certain investments in debt and equity securities" and the guidance for "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, though the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short – term market movements. The Company recognizes revenue for such stock purchase warrants when received based on the Black Scholes valuation model. On a monthly basis the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value in the stock purchase warrants. Realized gains or losses are recognized in the statement of operations when the related stock purchase warrant is exercised and sold.

Revenue from contracts with customers includes commission income and fees from investment banking and financial advisory. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

(e) Investments

The Company classifies its existing marketable equity securities as Trading Securities in accordance with the guidance for "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value. Realized gains or losses are recognized in the statement of operations when securities are sold. Gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges.

(f) Depreciation and Amortization

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

(g) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Certificates of Deposit

Certificates of deposit of $808,115 as of January 31, 2019 mature on various dates through June 2019.

(i) Recent Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue From Contracts With Customers (Topic 606)*, which creates a single, principle-based model for revenue recognition and expands and improves disclosures about revenue. The new guidance is effective for the Company beginning February 1, 2019, and must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The Company is currently evaluating the potential impact of this standard on its financial statements which, (1) for investment banking advisory arrangements may change the timing of revenue recognition depending on the number and nature of the performance obligations identified, (2) for underwriting expenses and costs of advisory services and related reimbursement revenue may need to be recognized on a gross basis, and (3) for costs to obtain and fulfill a contract may need to be capitalized, amortized and reviewed regularly for impairment. The Company early adopted ASU 2014-09 as of February 1, 2018 and the adoption did not have an impact on the Company's financial statements.

In August 2016, the FASB issued ASU No. 2016-15, *Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments* (Topic 230) ("ASU 2016-15"), to address diversity in practice in how certain cash receipts and cash payments are presented in the statement of cash flows. The adoption of ASU 2016-15 is required to be applied retrospectively. The Company adopted ASU 2016-15 as of the required effective date of February 1, 2018, and its adoption had no impact on the Company's financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, *Statement of Cash Flows* (Topic 230) ("ASU 2016-18"), which requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement

of cash flows. The Company adopted ASU 2016-18 as of the required effective date of February 1, 2018. As a result of the adoption, beginning and ending cash and cash equivalents balances now include the Company's restricted cash – clearing account balances. Inflows or outflows of the restricted cash balance are no longer presented as a component of the Company's investing activities.

(j) Recent Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842),* which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for the Company beginning February 1, 2020 and interim periods within those fiscal years. Early application is permitted for all entities. The Company is currently assessing the impact that the adoption of ASU 2016-02 will have on its financial statements.

3. Investments

Investments, as shown in the accompanying statement of financial condition, consist primarily of marketable trading securities, restricted stocks, warrants and unit purchase options. Their cost and estimated fair market value at January 31, 2019 are as follows:

	Cost	Unrealized Loss	Value
Investments	$ 14,034,188	$ (6,692,392)	$ 7,341,796

4. Property and Equipment

Property and equipment consist of the following at January 31, 2019:

	Life		
Furniture	5 years	$	13,340
Equipment	5 years		42,550
Leasehold improvements	5 years		77,854
			133,744
Accumulated depreciation			(78,968)
Property and equipment, net		$	54,776

Depreciation and amortization expense for the year ended January 31, 2019 was $19,051.

5. Income Taxes

The Company is included in the consolidated income tax returns of FFGI. The years open for IRS examination for FFGI are years 2016 – 2018.

12

Taxes are reported as if the Company files on a stand-alone basis.

The components of the provision for taxes at January 31, 2019, are as follows:

Current	$	2,610,000
Deferred		(412,000)
Net	$	2,198,000

The reconciliation between the expected income tax expense computed using the statutory federal rate of 21%, and the actual income tax expense is as follows:

Federal tax expense	$	1,630,000
State and local tax expense, net of federal benefit		540,000
Permanent differences		28,000
Tax expense per financial statements	$	2,198,000

The deferred tax liability will be utilized at the FFGI level.

6. Commitments and Contingencies

(a) In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments.

(b) The Company leases office space in two locations in New York. Rent expense totaled $437,384 for the year ended January 31, 2019.

Year ended January 31,		
2020	$	369,344
2021	$	340,500
2022	$	340,500
2023	$	340,500
2024	$	312,125

7. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the

13

Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company. At January 31, 2019, there were no amounts to be indemnified to the clearing brokers.

Financial instruments that subject the Company to concentrations of credit risk consist primarily of receivables. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

8. Related Party Transactions

In connection with its initial public offering deals, the Company accepted temporary subordinated loans from certain officers for gross proceeds of $13,450,000. At January 31, 2019, the Company has fully repaid the subordinated loans. The loans were disclosed to and approved by FINRA.

In connection with its initial public offering deals, the Company accepted permanent subordinated loans from certain officers for gross proceeds of $2,900,000. At January 31, 2019, the amounts were still outstanding. The loans accrue interest of 9% per annum. The loans were disclosed to and approved by FINRA.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2019, the Company had net capital of $27,853,770, which was $27,643,120 in excess of its required net capital of $210,650. The Company's ratio of aggregate indebtedness to net capital was .11 to 1.

10. Subsequent Events

The Company has evaluated all other subsequent events from the balance sheet date through March 27, 2019, the date the financial statements were available to be issued. There have been no material subsequent events which require recognition or disclosure.

Supplemental Information

Schedule 1

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

January 31, 2019

Total stockholder's equity qualified for net capital	$ 30,083,571
Add back:	
Liabilities subordinated to claims of general creditors	2,900,000
Deductions and/or charges:	
Property and equipment, net of accumulated depreciation	54,776
Securities – not readily marketable	2,959,239
Other assets	314,688
Other deductions and/or charges:	
Receivables from non-customers	1,476,098
Haircuts on securities	325,000
Net capital	$ 27,853,770
Computation of Basic Net Capital Requirement:	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$ 210,650
Minimum dollar net capital requirement of broker and dealer	$ 100,000
Net capital requirement (greater of above)	$ 210,650
Excess net capital	$ 27,643,120
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 3,159,747
Ratio of aggregate indebtedness to net capital	.11

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
No material differences exist between the net capital computation above and the
computation included in the amended FOCUS Form X-17a-5 Part IIA, as filed
by the Company on March 27, 2019.

15

Schedule II

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

EarlyBirdCapital Inc. is claiming exemption due to the fact that all customer transactions are cleared through Wedbush Securities, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

During the period ended January 31, 2019, EarlyBirdCapital, Inc. met without exception the aforementioned exemption provisions of Rule 15c3-3.

I, Eileen Moore, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Eileen Moore_

Title: _Chief Financial Officer_

Date: _3/27/19_



RBSMLLP

Accountants & Advisors

805 Third Avenue
New York, NY 10022
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
EarlyBirdCapital, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3 (Schedule II), in which (1) EarlyBirdCapital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which EarlyBirdCapital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (paragraph (k) (2) (ii), the "exemption provisions") and (2) EarlyBirdCapital, Inc. stated that EarlyBirdCapital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. EarlyBirdCapital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EarlyBirdCapital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
March 27, 2019



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Accountants & Advisors

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2019, which were agreed to by EarlyBirdCapital, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating EarlyBirdCapital, Inc's compliance with the applicable instructions of Form SIPC-7. EarlyBirdCapital, Inc's management is responsible for EarlyBirdCapital, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended January 31, 2019, as applicable, with the amounts reported in Form SIPC-7 for the period ended January 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
March 27, 2019